Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THE YEAR ENDED DECEMBER 31,

(in millions, except ratios)

	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations before taxes on income	$4,491	$3,432	$1,970	$2,153	$1,645
Minority interests’ share of earnings of majority-owned subsidiaries without fixed charges	—	—	—	—	—
Equity income	(71)	(72)	(26)	(145)	(138)
Fixed charges added to earnings	458	440	387	313	346
Distributed income of less than 50 percent-owned persons	51	37	40	59	35
Amortization of capitalized interest:
Consolidated	21	21	25	25	21
Proportionate share of 50 percent-owned persons	—	—	—	—	—

Total earnings	$4,950	$3,858	$2,396	$2,405	$1,909

Fixed Charges:
Interest expense:
Consolidated	$401	$384	$339	$271	$314
Proportionate share of 50 percent-owned persons	3	5	3	3	4

	404	389	342	274	318

Amount representative of the interest factor in rents:
Consolidated	52	49	43	37	27
Proportionate share of 50 percent-owned persons	2	2	2	2	1

	54	51	45	39	28

Fixed charges added to earnings	458	440	387	313	346

Interest capitalized:
Consolidated	199	128	58	27	21
Proportionate share of 50 percent-owned persons	4	2	—	—	—

	203	130	58	27	21

Preferred stock dividend requirements of majority-owned subsidiaries	—	—	—	—	—

Total fixed charges	$661	$570	$445	$340	$367

Ratio of earnings to fixed charges	7.5	6.8	5.4	7.1	5.2